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                                                                 Exhibit (c)(30)

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GRUMMAN CORPORATION
  BETHPAGE, NEW YORK 11714-3580
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                                                           DR. RENSO L. CAPORALI
                                                       CHAIRMAN OF THE BOARD AND
                                                         CHIEF EXECUTIVE OFFICER

                                                   March 29, 1994

Mr. Kent Kresa
Chairman, President and Chief
  Executive Officer
Northrop Corporation
1840 Century Park East
Los Angeles, California 90067
Dear Kent:

     I want to acknowledge receipt of your letter of March 28 and thought that it might be helpful to give you our thinking on the matters raised.

     First, I want to assure you that the Rules and Procedures for Submission of Proposals developed by us and simultaneously transmitted to both you and Martin Marietta on March 28, 1994, represent the carefully considered determination by Grumman and its Board of Directors that this is the appropriate course to follow for all the reasons set forth in our March 28 letter. We very much hope that you and Martin Marietta will submit your "best and highest offer" as contemplated by the Rules and Procedures and that each of you will make yourselves available for the weekend commencing with the submission of the bids at 5 p.m., New York time, on Thursday, March 31, as therein contemplated.

     We continue to be firmly of the view that the Rules and Procedures are fair to both Northrop and Martin Marietta and are consistent with and promote a free and open bidding process as urged in Northrop's March 23 letter and are in the best interests of our shareholders and other constituencies as indicated in our March 28 letter.

     Under the process, your bid would be based on the "Agreement and Plan of Merger, dated as of March 24, 1994, among Northrop Corporation, Northrop Acquisition, Inc., and Grumman Corporation" ("Northrop Agreement"), as executed by you and transmitted by your counsel to our counsel. The Northrop Agreement expressly incorporates what you refer to as a "lockup fee" in two respects. First, the Northrop Agreement requires a representation by Grumman that Grumman has terminated the Martin Marietta Agreement and Plan of Merger ("Martin Agreement") pursuant to Section 8.1(d)(ii) thereof, which Section specifies that no such termination can be effective until payment by Grumman to Martin Marietta of the $50 million fee required by Section 8.3(b) thereof. Second, the Northrop Agreement, once executed by both parties, requires precisely the same $50 million fee and expenses (for the benefit of Northrop) as does the Martin Agreement (for the benefit of Martin Marietta).

     Again, we feel that the Rules and Procedures set forth in our March 28 letter are the best assurance of a fair and orderly procedure, and we strongly urge and hope that both Northrop and Martin Marietta will participate. We have no confidence that in the absence of such Rules and Procedures the bidding would conclude in the very near future; the submission by each bidder of its "best and highest offer" at the earliest time so that the process can be brought to a prompt and orderly conclusion is, we would suggest, in the best interest not only of Grumman, its shareholders, and other constituencies, but also of the bidders.
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     So as to assure that any communications from us prior to the bid time,
i.e., 5:00 p.m. Thursday, March 31, are communicated at the same time to Northrop and Martin Marietta, we are simultaneously transmitting this letter both to you and to Martin Marietta.

                                          Sincerely,

                                          Renso L. Caporali

RLC:lee
cc: Mr. Norman R. Augustine,
    Chairman and Chief Executive Officer
    Martin Marietta Corporation